December 6, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	American Renal Holdings Inc.
Registration Statement on Form S-4
File No. 333-170376

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Reynolds:

On behalf of American Renal Holdings Inc. (the “Company”), we hereby transmit via EDGAR the following response on a supplemental basis to your comment letter (the “Comment Letter”) dated December 1, 2010, regarding the Registration Statement (the “Registration Statement”) on Form S-4 filed on November 4, 2010 (Commission File No. 333-170376) relating to the Company’s offer of $250,000,000 aggregate principal amount of 8.375% Senior Secured Notes due 2018 (the “Exchange Notes”) in exchange for all of its outstanding $250,000,000 8.375% Senior Secured Notes due 2018 (the “Outstanding Notes”), which were offered and sold on May 7, 2010 without registration in reliance upon the exemptions provided by Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”).

This supplemental response is being provided in connection with the filing by the Company of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and is being provided in response to comment number 1 of the Comment Letter. The Company’s responses to the

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Comment Letter, except for this supplemental response, are contained in a separate letter (the “Response Letter”) dated December 6, 2010 filed via EDGAR along with Amendment No. 1. To assist your review, we have retyped the text of comment number 1 in bold italicized print below and included the supplemental response below.

1.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company is registering the exchange offer on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales), and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Company has authorized us to include the following representations to the staff (“Staff”) of the Commission:

1.	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Company will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.

No broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Company will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must represent that the Outstanding Notes to be exchanged for the Exchange Notes

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were acquired by it as a result of market-making activities or other trading activities and must acknowledge that (i) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes, and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and (ii) it has not entered into any arrangement or understanding with the Company or any of the Company’s affiliates to distribute the Exchange Notes.

* * * * * * * * * *

Please do not hesitate to call Stephan Feder at (212) 455-7405 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Jay Williamson

American Renal Holdings Inc.
Joseph Carlucci